**UNITED STATES**

**SECURITIES AND EXCHANGE COMMISSION**

**Washington, D.C. 20549**

# Form C-TR

**UNDER THE SECURITIES ACT OF 1933**

(Mark one.)

☐ Form C: Offering Statement

☐ Form C-U: Progress Update

☐ Form C/A: Amendment to Offering Statement

☐ Check box if Amendment is material and investors must reconfirm within five business days.

☐ Form C-AR: Annual Report

☐ Form C-AR/A: Amendment to Annual Report

☑ Form C-TR: Termination of Reporting

***Name of issuer***

Koning Corporation

***Legal status of issuer***

***Form***

C-Corporation

***Jurisdiction of Incorporation/Organization***

Delaware

***Date of organization***

Jan 14, 2002

***Physical address of issuer***

5555 Oakbrook Parkway, Suite 640, Norcross, GA 30093

*Website of issuer*

https://www.koninghealth.com/

*Current number of employees*

22

# SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding(§227.100etseq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

|  |  |
|---|---|
|  | (Signature) |
|  |  |
|  | Lutao Ning |
|  | (Name) |
|  |  |
|  | CEO |
|  | (Title) |

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding(§227.100etseq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

|  |  |
|---|---|
|  | (Signature) |
|  |  |
|  | Lutao Ning |
|  | (Name) |
|  |  |
|  | CEO |
|  | (Title) |
|  |  |
|  | April 26, 2024 |
|  | (Date) |

|  |  |
|---|---|
|  | (Signature) |
|  |  |
|  | Matthew Stack |
|  | (Name) |
|  |  |
|  | CFO |
|  | (Title) |
|  |  |
|  | April 26, 2024 |

| | (Date) |
|---|---|

| |  |
|---|---|
| | (Signature) |
| | |
| | Ruola Ning |
| | (Name) |
| | |
| | Founder, Board Chair, Global CEO |
| | (Title) |
| | |
| | April 26, 2024 |
| | (Date) |